


05037648

SECURITI   ;ION

AH 3-10-2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37614

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/04____ AND ENDING 12/31/04____

                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

         CAPITAL ASSET ADVISORS, INC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

         1029 FRIENDLY ROAD

(No. and Street)

         OYSTER BAY, NEW YORK   11771

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

         MARC STOLTZ   (516) 222-9111

                                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

         GREENE, ARNOLD G., CPA

                              (Name – *if individual, state last, first, middle name*)

         866 UNITED NATIONS PLAZA, NEW YORK, N.Y.   10017

    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant

     ☐ Public Accountant

     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 3 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __MICHAEL BARNARD__ _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__CAPITAL ASSET ADVISORS, INC.__ _____ , as

of ____DECEMBER 31____ , 20 04 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

CAROL LYON
NOTARY PUBLIC, State of New York
No. 01LY6030477
Qualified in Nassau County
Commission Expires 09/13/_05_

_____
Notary Public

_____
Signature

PRESIDENT
_____
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL ASSET ADVISORS, INC.

R E P O R T

FORM X-17A-5

DECEMBER 31, 2004

CAPITAL ASSET ADVISORS, INC.

CONTENTS

DECEMBER 31, 2004

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

—

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
    Stockholders of

CAPITAL ASSET ADVISORS, INC.

I have audited the accompanying statement of financial condition of Capital Asset Advisors, Inc. as of December 31, 2004, and the related statements of income and expense, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Capital Asset Advisors, Inc. as of December 31, 2004, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles, on a basis consistent with that of the preceding year.

Also, I have examined the supplementary schedules on pages 6 and 7 and, in my opinion, they present fairly the information included therein in conformity with the rules of the Securities and Exchange Commission.

February 25, 2005

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

A S S E T S

Current assets:

Cash	$ 60,258
Receivables from brokers and dealers:	
Commissions receivable	76,142
Investments (NASD)	3,300
Prepaid expenses	4,238
Total assets	**$ 143,938**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Loans payable	$ 4,000	
Accrued expenses payable	7,000	$ 11,000
Total current liabilities		**11,000**

Stockholders' equity:

Common stock, no par value:		
authorized 200 shares;		
outstanding 200 shares.	$ 200	
Additional paid-in capital	64,300	
Retained earnings	68,438	
Total stockholders' equity		**132,938**
Total liabilities and stockholders' equity		**$143,938**

See notes to financial statements.

2

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:

Commissions		$ 288,047
Other income		115,777
Interest		135
Total revenue		**403,959**

Expenses:

Salaries of voting stockholder officers	$ 10,000	
Commissions paid to other broker-dealers	70,770	
Regulatory fees	1,275	
Research	25,736	
Consulting fees	13,000	
Computer service charges	6,797	
Other expenses	24,756	
Total expenses		**152,334**

Income before federal income tax	251,625
Less: federal income tax	-0-
Net income	**$ 251,625**

See notes to financial statements.

3

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2004

Resources provided:

Net income		$251,625
Total resources provided		**251,625**

Resources applied:

Increase in prepaid expenses	$ 3,207	
Decrease in accrued expenses	6,802	
Increase in receivables from brokers and dealers	24,076	
Distributions	157,500	
Total resources applied		**191,585**
Increase in cash		60,040
Balance, January 1, 2004		218
Balance, December 31, 2004		**$ 60,258**

See notes to financial statements.

4

CAPITAL ASSET ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

Stockholders' equity, January 1, 2004	$ 38,813
Add: Net income for the year	251,625
Less: Distributions	(157,500)
Stockholders' equity, December 31, 2004	**$ 132,938**

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2004

Balance, January 1, 2004	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2004	**$ -0-**

See notes to financial statements.

5

CAPITAL ASSET ADVISORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004

1. Summary of significant accounting policies:

   Income taxes:

   The corporation has elected to be taxed as an 'S' Corporation. The net income or loss of the Company is passed through to the shareholder, and tax is then incurred by individual shareholders.

2. The following supplementary information is submitted:

   Exemption from Rule 15c-3-3 is claimed under (K) (2) (b):

   All customer transactions are cleared through other broker-dealers, Bear Stearns & Co.; and Muriel Siebert & Co., on a fully disclosed basis.

3. Net capital as reported on page 7 of the audited Form X-17A-5 indicated net capital of $125,400. In January 2005, the corporation filed Part IIA of Form X-17A-5 (unaudited) and reported net capital of $129,399. The difference of $3,999 is accounted for by various reclassifications and accruals made during the audit.

6

CAPITAL ASSET ADVISORS, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2004

Common stock		$ 200
Additional paid-in capital		64,300
Retained earnings		68,438
		132,938
Less: non-allowable assets		(7,538)
Net capital		**125,400**

Greater of:

Minimum dollar net capital required	**$ 5,000**	
or		
Minimum net capital required: (6 2/3% of aggregate indebtedness $11,000)	$ 733	5,000
Excess net capital		**$120,400**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	**$ 11,000**
Percentage of aggregate indebtedness to net capital	**9%**

See notes to financial statements.

7

CAPITAL ASSET ADVISORS, INC.

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2004

Net Capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$129,399
Less: Audit Adjustments	(3,999)
Net Capital per audited report, December 31, 2004	**$125,400**

The differences relate primarily to the accrual for professional fees.

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT

ACCOUNTANT'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Stockholders of

CAPITAL ASSET ADVISORS, INC.

I have examined the financial statements of Capital Asset Advisors, Inc. the year ended December 31, 2004 and have issued my report thereon dated February 25, 2005. As part of the examination, I made a study and evaluation of the system on internal accounting control to the extent I considered necessary to evaluate the system required by the generally accepted auditing standards and Rule 17A-5 of the Securities and Exchange Commission. This study and evaluation included the accounting system, the procedures of safeguarding securities, and the practices and procedures followed by the client (I) in making the periodic computations of aggregate indebtedness and net capital under Rule 17A-3 (a) (11), the broker is exempt from compliance with Rule 15c3-3, and was in compliance with the conditions of the exemption, and no facts came to my attention indicating that such conditions had not been complied with during the year (ii) the broker does not maintain customer accounts nor handle securities, and I have reviewed the broker's practices for safeguarding securities that may be received by the broker for transmittal to a clearing organization. Rule 17A-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of my examination would be disclosed. Under generally accepted auditing standards and Rule 17A-5, the purpose of such study and evaluation are to establish a basis for reliance thereon in procedures necessary for expressing an opinion of the internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial statements and maintaining accountability for assets. The concept of reasonable assurance recognized that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimated and judgments by management. However, for the purposes of this report under Rule 17A-5, the determination of weakness to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates, projection or any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended December 31, 2004 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that my have existed during the period, disclosed no weaknesses that I believe to be material.

February 25, 2005

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT